

Unlock Value at WisdomTree

Campaign for Against Vote at WISDOMTREE, Inc. (NYSE: WT)

www.unlockwt.com

May 20, 2024

Disclaimer

The materials contained herein (the "Materials") represent the opinions of ETFS Capital Limited and the other participant named in its proxy solicitation (collectively, "ETFS" or "we") and are based on publicly available information with respect to WisdomTree, Inc. ("WisdomTree", "WT" or the "Company"). ETFS recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with ETFS' conclusions. ETFS reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. ETFS disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by ETFS herein are based on assumptions that ETFS believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Members of ETFS currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of ETFS from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that ETFS discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and ETFS expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ETFS. Although ETFS Group that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ETFS will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, ETFS has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents

Executive Summary

- While our efforts to add relevant expertise and introduce significant governance changes to the WisdomTree Board of Directors (the "Board") has been largely successful, the status quo persists due to the outsized influence of three long-tenured directors – CEO Jonathan Steinberg, Chair Win Neuger, and Anthony Bossone.

- We believe these long-tenured directors have brazenly skirted transparency and accountability, have only been mildly responsive to stockholders, and have a history of pursuing unsuccessful ventures at stockholder expense. We believe the latest venture launched under the long-tenured directors – attempting to transform WisdomTree into a decentralized finance ("DeFi") business through projects such as "WisdomTree Prime" and the largely unsuccessful launch of a U.S. bitcoin ETF – is continued evidence of a company that fails to control costs, allocate capital effectively, or provide meaningful information to investors.

- **We estimate the core ETF business's value to be between $2.1 and $3.0 billion[1] compared to WisdomTree's current market cap of approximately $1.4[2] billion.** We believe significant value is trapped due to the Board and management's ineffectiveness and can be unlocked, but not without meaningful change.

- **We believe the Board must run a truly independent strategic review process** to evaluate all options to unlock stockholder value. And we would vastly prefer a strategic review to yet another proxy contest wasting millions of stockholder dollars. To that end, **if the WisdomTree board commences a truly independent strategic review, ETFS will suspend this campaign.** However, the Board's history of intransigence suggests that they will not unilaterally do so.

- As a result, **we believe stockholders need to send a message to the Board that an independent review is essential, and we believe that message is best sent through a resounding vote AGAINST long-tenured directors Jonathan Steinberg, Win Neuger, and Anthony Bossone.**

- Such a vote, we believe, will be sufficient to convince the long-tenured directors as well as the full board that more needs to be done – that **the Board must run a truly independent strategic review process with a reputable bank to evaluate all options to unlock value for stockholders.**

Source: [1] Please see slides 15 and 16 for details; [2] Market cap based on shares outstanding and market price as of May 17, 2024

4

Message from Graham Tuckwell AO, Founder and Chairman of ETFS Capital Limited



"

We became the largest stockholder in WisdomTree because we had faith in the Company and its future.

However, we and all stockholders have been badly let down by the Company's management and Board.

We believe that with the proper leadership and attention to the core ETF business, the Company could double in market value.

We have tried repeatedly to work constructively and privately with the Board but they would rather rage than engage.

We don't want to run a proxy contest, we just want a truly independent strategic review of the Company on how best to maximize value for stockholders.

What exactly is the Board afraid of?

"

2024 Campaign Summary

What do stockholders want?	To unlock value
How do we get it?	A truly independent strategic review
Why aren't we getting it?	A badly behaved Board because of long-tenured directors
When do we want it?	Now … we want a review, not a proxy fight
So what do we need?	A vote AGAINST the long-tenured directors

We Believe there is Significant Value to be Unlocked in the Core ETF Business

- We estimate WisdomTree's core ETF business to be worth $2.1 - $3.0 billion[1].

- We think the intrinsic value of the core ETF business is being hamstrung by:

  - ✖ Management's failure to contain costs in the core ETF business;

  - ✖ No material value demonstrated in the decentralized finance ("DeFi") business; and

  - ✖ A continued history of poor strategic capital allocation decisions.

1. See slides 15 and 16 for more details
Source: ETFS research and analysis; Company SEC filings

We Believe the Time is Right for a Truly Independent Strategic Review of the Entire Company

- The lack of clarity around the DeFi initiative's progress three years into its development places both the Company's operating performance and its intrinsic value into question.

- Stockholders have communicated dissatisfaction with the Company's direction, but the Board has not changed course or its behavior.

- As a manner of course and good governance, an independent strategic review will help determine the value potential (if any) of the DeFi strategy and how best to realize that value for stockholders.

Last Year, at the Company's 2023 Annual Meeting, Stockholders Voted for Significant Change

- Entrenched Chairman Frank Salerno failed to be re-elected by stockholders.

- Long-tenured director Win Neuger received tepid stockholder support, receiving WITHHOLD votes from approximately 34% of the votes cast on his election.

- ETFS candidate Tania Pankopf was elected to the Board by a majority of stockholders.

- ETFS candidate Bruce Aust received significant stockholder support for his election.

- Yet, the Board seemingly ignored the will of stockholders by appointing as Chairman none other than Win Neuger.

- We question why the Board would promote a long-tenured director such as Win Neuger, who received weak stockholder support for his re-election, to Chairman and suppress the will of stockholders who clearly voiced their opposition at the Company's 2023 Annual Meeting?

Source: Company SEC filings

4 We Have Spent Our Money to Help All Stockholders, While the Company Spends Stockholder Money to Fight Against…Stockholders

etfs capital

- It appears the WisdomTree Board would rather spend stockholder money on fighting its stockholders rather than listening to them.
- According to publicly available information, WisdomTree has spent $10 million over the last two years by its own calculations on proxy fights – and, when stockholders do speak up, as they did at the 2023 Annual Meeting, WisdomTree refuses to listen and do right by them.
- We question why WisdomTree wastes millions of dollars on proxy fights, and tens of millions on questionable DeFi initiatives, when they can simply spend a fraction of that amount on an independent strategic review?
- The Board's refusal to run an independent strategic review process is the sole reason for this vote AGAINST campaign.
- If the Board commences a truly independent strategic review, then ETFS will suspend this campaign.

We Believe the Board is Behaving Badly

The Board Continues to...

Distract attention from the Company's failure to unlock the value of the core ETF business.

- Instead of focusing on stockholder value, the Board wants to take credit for changes effected by our pressure.
- WT Press Release May 13, 2024 - "Six of WisdomTree's nine directors joined the Board in the past three years and provide fresh perspectives... Without these three [remaining] directors, the average director tenure of our Board would be only 1.6 years, which is not conducive to good corporate governance or company performance."

Deny stockholders relevant transparency and access to the KPIs required to judge DeFi initiatives.

- Instead of providing any data to demonstrate progress, the Company simply continues to claim it - where are the facts?
- WT Press Release May 6, 2024 - "There is No Case for Change.... WisdomTree has demonstrated strong momentum with its current strategy and is in a pivotal phase of execution and growth."

Demonize ETFS Capital Limited and Graham Tuckwell.

- Instead of targeting the issues, they target the man:
- WT Press Release May 13, 2024 - "As part of his relentlessly disruptive campaign, Mr. Tuckwell instead believes that the entire Board should be comprised of new directors in his effort to disable the Board and force a sale of the Company. Not only would this be value destructive for our Company and for you, our stockholders, but his efforts to target our longer-tenured directors this year flies in the face of good corporate governance practices."

... Rather than Demonstrate Accountability in our view.

The Board Continues to Demonstrate it is Unwilling to Effect the Change Needed to Unlock Stockholder Value

etfs capital

- We believe the Board has repeatedly shown it will only respond to stockholder pressure, and even then, will only do so begrudgingly.

- This was exemplified by the 2023 Annual Meeting, when the re-election of the long-tenured Chair was rejected by stockholders in favor of an ETFS nominee - only to have the Board promote another long-tenured director to the Chairman role after receiving WITHHOLD votes from approximately 34% of the votes cast.

- To fully unlock value, we believe stockholders need to, once again, send a message to the Board – a message that stockholders want the Company to undertake a truly independent strategic review.

- In order to send this message, we are urging stockholders to vote AGAINST the re-election of the three long-tenured directors, who have been supportive of the DeFi strategy:

Tenure 13.5 years*	Tenure 35.5 years	Tenure 15.0 years
Win Neuger, Chairman	Jonathan Steinberg, CEO	Anthony Bossone

Source: Company SEC filings. *Win Neuger served as a director from Jan. 2007 to Dec. 2009 and again from July 2013 to the present [Source: WisdomTree proxy statements)



The Value of the Core ETF Business – and WisdomTree's Failure to Maximize It

We Believe WisdomTree's Core ETF Business is Significantly Undervalued



Core ETF Business





Bitcoin ETF

WT Prime

Core ETF Business

ETFS Estimate
$2.1 - $3.0 billion

Current Market Value
$1.4 billion

We Believe WisdomTree's Core ETF Business, If Managed Efficiently, Could be Valued at $2.1B

	WT FY23 (Excl. Gold Payable)	WT FY23 as % of Revenue	ETFS – FY24 Core ETF Business	ETFS - % of Revenue
Avg. AUM	$93B		$106B	
Weighted Fee (bps)	37.6		36	
Revenue	$349M		$382M	
Fund Admin	($71M)	20%	($76M)	20%
All Other Operating Costs*	($184M)	53%	($143M)	37%
Adj. Operating Profit	$94M	27%	$163M	43%

Adj. Operating Profit	$163M
Net Interest Income[3]	($11M)
Tax[4]	($32M)
Net Income	$120M
NTM PE Multiple (avg. trading multiple for last three years) Avg. trading multiple for three years ending May 3, 2024 was 17.5x	17.5 x
Implied Equity Value	$2.1B
Implied price per share (based on ~152 million shares outstanding)	$13.8
Share Price (May 17, 2024)	$9.5
Potential Upside	46.3%

Source: ETFS research and analysis; Company SEC filings; Bloomberg
Note: All Other Costs include Product Operating Cost and Other costs/Marketing excluding Contractual Gold Payments. [3] Based on Net Interest Income in FY23; [4] Based on 21% statutory tax rate as disclosed in the Company's 2023 10-K

We Believe The Core ETF Business Could Be Worth $3B in a Strategic Transaction

Precedent Transactions Suggest Significant Unlocked Value for ETF Business

Date	Transaction (Acquirer/target)	Target Industry	Total Consideration	AUM	Multiple (Total Consideration/AUM)	Implied Value for WT	Implied Value Per Share	Potential Upside
10/18/2018	Invesco/Oppenheimer	ETF	$5.7B	$248B	2.3%	$2.4B	$16.0	70%
9/28/2017	Invesco/Guggenheim	ETF	$1.2B	$37B	3.3%	$3.5B	$22.8	142%
	Average Multiple of the above transactions				**2.8%**	**$3.0B**	**$19.5**	**107%**
4/12/2018	WisdomTree/ETFS	ETF	$0.61B	$17.6B	3.5%	$3.7B	$24.4	159%

Source: Precedent transactions are sourced from FactSet and Bloomberg. WisdomTree/ETFS is based on information from ETFS. Potential upside based on WisdomTree share price on May 17, 2024

WisdomTree Has Consistently Failed to Generate Incremental Margins of 50%, Resulting in Sub-par Performance for the Core ETF Business

Despite Revenue Increasing by $26m, the Operating Margin in 1Q2024 was Lower than in 1Q2021



Revenue vs. Adjusted Operating Margin*

- The Company has been promising incremental margins of more than 50% since Q2'22, yet the actual numbers tell a completely different story.

- In fact, since the first mention in Q2'22, AUM has gone up by 44% and Revenue by 25%, yet the adjusted operating margin has improved by only 70bps.

- If operating margins are not improving as promised, where is the incremental revenue going?

When AUM and Revenue are growing, the operating margin should be improving!

Source: Company SEC filings; WisdomTree website, ETFS estimates

None of the Analyst Estimates Show Confidence in the Existing Board and Management Being Able To Unlock the Value of the Core ETF Business In Our View



Sell-side Target Price Estimates vs. Intrinsic Value Range

Higher-end of Intrinsic Value: $19.5

Value of Core ETF Business When Unlocked

Lower-end of Intrinsic Value: $13.8

Share Price: $9.5

- $12.00 — Northland Securities
- $12.00 — Craig Hallum
- $11.00 — Oppenheimer
- $11.00 — Northcoast Research
- $10.00 — Keefe Bruyette & Woods
- $9.50 — Morgan Stanley
- $7.75 — Goldman Sachs

Legend:
- Buy
- Hold/Equal Weight
- Sell

Source: Northland Securities, Craig-Hallum, Oppenheimer, Keefe Bruyette & Woods estimates dated April 26, 2024 (source: Factset), Northcoast Research and Goldman Sachs estimates dated April 29. 2024. Morgan Stanley estimate dated 30 April 2024. Intrinsic value based on ETFS research and analysis



WisdomTree's DeFi Push – the Latest in a Long Line of Questionable Capital Allocation Decisions

WisdomTree CEO: "I am all in on DeFi"



Jonathan Steinberg
WisdomTree CEO

> ...I believe that over the next five years, we will be recognized as a DeFi business that has an ETF business...
>
> ...when I think about where WisdomTree stacks in the competitive set: we were early in ETFs, but we were 13 years after State Street and 7 years after iShares.
>
> Here, we have a chance to be first through the door with this new wrapper.
>
> I really see a massive opportunity.
>
> I think that's what we'll be defined as over time, a DeFi company.
>
> - November 2021

Source: WisdomTree CEO: I am all in on Defi | WisdomTree (https://www.wisdomtree.com/investments/blog/2021/11/23/wisdomtree-ceo-i-am-all-in-on-defi)

Why is WisdomTree Wanting To Transform Itself Into a DeFi Company?



Goal: Transform Into



Source: 1Q2024 Earnings Presentation; WisdomTree website; Company SEC filings

The Promise of WisdomTree Prime

"I'm excited to introduce WisdomTree Prime, our new financial services mobile app. This digital wallet native to the blockchain will bring the look and feel that users are accustomed to from traditional mobile apps, while at the same time offering the benefits of a digital financial services experience built on DeFi principles.

WisdomTree Prime is built for saving, spending, and investing in both native crypto assets or in tokenized versions of mainstream financial assets where WisdomTree intends to be a product leader. And that really is the key differentiator.

…… To me this opportunity feels very similar to where ETFs were 25 years ago, except that it is a much larger opportunity.

What does it mean for WisdomTree going forward? WisdomTree Prime will be launching its beta test in a select number of states in Q2 with a national rollout by year-end and global ambitions soon after that. As a first mover in launching blockchain-enabled funds and tokens, we have an opportunity to dominate the market in both beta and alpha generating strategies, large addressable markets where we can generate great economic scale quickly and significantly accelerate organic growth.

Additionally, WisdomTree Prime's role as the primary financial relationship for customers will unlock new neobank-like revenue streams such as payments, transactions and net interest income, both diversifying our top line revenue, while accelerating organic growth.

Because of existing synergies, as we've discussed, we've already accomplished so much so efficiently. We are very confident we can go after such an immense opportunity for what is really a small incremental spend. We are the right company at the right time to make responsible DeFi a global reality."

– CEO Jonathan Steinberg, 4Q2021 Earnings Call

Source: 4Q2021 Earnings Call

WisdomTree Appears to Be All In on DeFi


Word Mentions
Last 10 Earnings Calls
20
26
17
28
12
5
11
10
13
3
17
5
18
25
23
43
26
40
29
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
DeFi References
Core Business References

- The shift in management focus from the core ETF business to the DeFi strategy has been reflected in past earnings calls.
- On its most recent earnings call, WisdomTree referred to its DeFi initiatives 10x as often as its core ETF business.
- The number of references to the core ETF business on earnings calls from 1Q2023 to 1Q2024 has been 42 times, yet the DeFi business was referenced 161 times.
- There is a lot of talk about the DeFi business, but no real substance as management has failed to, in our view:
    - Present a credible plan and clear understanding of achievement expectations for WT Prime over the next few years; and
    - Provide transparency on the performance through reporting on KPIs.
- It appears that WisdomTree wants stockholders to blindly trust the Board and management that WT Prime is going well. Yet such trust is difficult to establish given the Company's poor track record on other strategic initiatives.

Source: AlphaSense; ETFS research and analysis.
1. DeFi references include mentions of WisdomTree Prime and token/tokenization
2. Core ETF Business References include mentions of ETF and ETP

Despite the Fanfare Surrounding WT Prime, Which is Now Available to 75% of the U.S. Population…







WisdomTree PRIME™
WisdomTree Prime™ is Now Live.
The financial app, built on blockchain tech, that lets you spend, save, transfer, and invest digital assets like Bitcoin, Ether, Gold tokens, Equity Funds, Fixed Income Funds and more.
WisdomTree Prime™ is live in 21 states with more being added each quarter
Welcome to WisdomTree Prime™
WisdomTree
Please see https://www.wisdomtreeprime.com/disclosures for additional information
WisdomTree – Q2/23 Results 11

Source: 2Q2023 Earnings Presentation







WisdomTree Prime™ Footprint Continues to Expand
WisdomTree
The financial app, built on blockchain tech, that lets you spend, save, transfer, and invest digital assets like Bitcoin, Ether, Gold tokens, Equity Funds, Fixed Income Funds and more.
Debit card functionality now available both physically and digitally to Prime customers.
Including the forthcoming launch in New York, WisdomTree Prime™ will be available to ~75% of the U.S. population with additional expansion coming soon
WisdomTree PRIME™
DEBIT VISA
Please see https://www.wisdomtreeprime.com/disclosures for additional information
WisdomTree – Q1/24 Results | 12

Source: 1Q2024 Earnings Presentation

Management Has Provided No Information to Evaluate the Future Prospects or Current Success for the DeFi 'Transformation' Initiatives

What do we know?



Original Waitlist (Dec'22): 6,500 Users[1]

US Availability: Available across 41 states to ~75% of the US population[2]

Digital Funds AUM: -$20.4m Total AUM as of 05/15/2024[3] - Reported seed AUM of $19.4m from WT as of 03/31/2024[4]

Total Amount Invested: More than $30m pre-2024[5]

Worried Stockholders: The only stats and facts we have point to a worrying picture

What don't we know?



App Downloads: NOT DISCLOSED

Active Users: NOT DISCLOSED

Average Account Size: NOT DISCLOSED

Measurable KPIs (revenue, profitability, CAC): NONE

ROI: Not Disclosed

Source: Company SEC filings; [1] Company yearend letter to stockholders, 21 Dec 2022; [2] WisdomTree Prime: State of the Union; [3] WT website; [4] 1Q:24 company 10-Q; [5] Company call transcripts – 3Q:21 ($4m), 4Q:22 ($11-12m), 1Q:23 (high-teens) – that combined is over $30m

Key KPIs for Other DeFi Businesses that Investors Should Expect from WT Prime

Company	Disclosed KPIs
Revolut	Number of retail customers, deposits, number of monthly transactions, monthly active customers, customers on paid plans, revenue, number of transactions, average account size, Net Profit Margin
SoFi	New member additions, avg. deposit size, revenue and EBITDA margins
SECURITIZE	Total dollar amount invested through Securitize platform, total no. of investor accounts
Robinhood	Funded Customer Growth, Assets Under Custody (AUC), Net Deposits, Customer Margin, Cash Sweep, Securities Lending Revenue, Trading Volumes, Daily Average Revenue Trades (DARTs)
monzo	Gross Revenue Growth, Customer Deposits, # Active Customers, Card Spend ($), Average Revenue Per User (ARPU)

Source: Revolut: https://www.revolut.com/news/revolut_invests_in_future_growth_as_revenue_tops_1bn_in_2022_expects_to_hit_2bn_in_2023/, and https://cdn.revolut.com/pdf/annualreport2022.pdf ; SoFi company website, Securitize website, Robinhood SEC filings, Monzo: Company filings and annual report 2023

The Board and Management's History of Poor Capital Allocation Gives Stockholders Ample Cause for Concern

We believe that, given a decade of misfires on external investments and strategic pivots without management accountability, the company's shift to DeFi – and the lack of data supporting the wisdom of the shift – warrant a strategic review

Investment	Period	Written off?	Amount Invested	$ Written Off	WisdomTree Promises / Other Notes	Outcome
Advisor Engine	2016-2020	Yes, from 2018-2020	$58m	$53m	"AdvisorEngine will be an important component of our efforts to grow ETF market stock and five months into the relationship we are increasing confident in the investments we have made, and the platform being built." – 1Q2017 Earnings Call	Loss
Greenhaven	2016-2019	Yes, in 2018	$12m	$10m	"WisdomTree's planned acquisition of these unique commodity funds emphasizes our continued commitment to providing differentiated solutions in response to developments in the market and investor preferences." – WT Press Release, October 30, 2015	Loss
Securrency	2019-2023	Yes, in 2023	$29m	$9m	WisdomTree's first "DeFi" investment of note, a "strategic investment" in a "leading developer of institutional-grade blockchain-based financial and regulatory technology." - WT press release, January 7, 2020	Loss
Fnality	2022-2023	No	$8m	($1m gain)	"Peer-to-peer digital wholesale settlement ecosystem" - WT 2023 10-K, page F-23	TBD
TOTAL	2016-2023		$107m	$71m		67% loss on amount invested

Source: Company SEC filings

The Company's Unsuccessful Rollout of a US Spot Bitcoin ETF Suggests An Inability to Connect with the DeFi Marketplace

etfs capital



Total AUM (in Billions)
$0.00
$5.00
$10.00
$15.00
$20.00
$25.00
Grayscale Bitcoin Trust
BlackRock iShares Bitcoin Trust
Fidelity Wise Origin Bitcoin Trust
Ark/21 Shares Bitcoin Trust
Bitwise Bitcoin ETP
VanEck Bitcoin Trust
Valkyrie Bitcoin Fund
Invesco Galaxy Bitcoin ETF
Franklin Bitcoin ETF
WisdomTree Bitcoin Trust

Source: https://blockworks.co/bitcoin-etf

- On top of failed external and strategic investments, we believe WisdomTree's floundering bitcoin ETF rollout – its first meaningful DeFi-orientated offering in the US - raises yet another question about the Company's ability to create value outside of its core ETF business.

What has management said about this performance?

Q- *"What are some of the early takeaways and what's your plan to grow in a crowded field?"*

JL **–** *"…In terms of WisdomTree, just to remember for us, this is another ETF launch. We launched over 20 funds each year and you look at our track record, we've generated three consecutive years of organic growth and industry-leading organic growth last year…"* **– Q42023 earnings call**

WisdomTree exec downplays firm's slow bitcoin ETF launch

Holding bitcoin in WisdomTree's consumer app offers better use case for the asset than its ETF, chief operating officer says

Not even management is aligned when things don't go well

WP on spot Bitcoin ETF Q3'23 EC – "We remain very focused on a spot Bitcoin ETF. We think it is the best execution for the asset class…"

JL on spot Bitcoin ETF Q4'23 EC- *"a larger point is that we believe the best use case for Bitcoin is not in an ETF, but is actually inside of WisdomTree Prime…"*

Sources Blockworks Article Feb 2, 2024: WisdomTree exec downplays firm's slow bitcoin ETF launch

Question:

What information does the WisdomTree Board have which gives it the confidence to 'unanimously' support the DeFi strategy? And why doesn't it share that information with the investor community?

Source: WT press release, 6 May 2024



WisdomTree's Board Only Acts Under Stockholder Pressure – Send the Message that a Truly Independent Review is Essential

Stockholder Led Changes At WisdomTree

- At the 2023 Annual Meeting, long-tenured Chairman Frank Salerno failed to be re-elected by stockholders

- In 2022 and 2023, three of ETFS' director nominees were elected or appointed to the Board

- In 2022, ETFS negotiated for the Board's declassification as part of its agreement with the Company. Stockholders approved board declassification

- ETFS' campaigns appear to be responsible for the shuffling of key board leadership positions, which, until 2023, were held by long-tenured directors only

- We believe WisdomTree may have a 'refreshed' board, but not a 'refreshed' approach to governance. How can the six newer members 'unanimously' support the strategy without even attempting to know what the intrinsic value of the core ETF business is through a strategic review process? Accordingly, we question who is controlling the Board.

- Moreover, it is the 'refreshed' board who selected as Chairman Win Neuger, an incumbent nominee with board service dating back to 2007, who received the second-lowest level of stockholder support at the 2023 Annual Meeting.

Source: Company SEC filings

Investor Pressure Has Been a Positive Catalyst for WisdomTree Share Price

etfs capital


14.0
12.1
10.3
8.4
6.6
4.7
2.9
1.0
Jan-18
Nov-18
Oct-19
Sep-20
Aug-21
Jul-22
Jun-23
May-24
12-April-2018: Completed acquisition of ETF Securities' European business
17-March-2023: WT adopted poison pill
10-May-2023: WT announced settlement of Contractual Gold Payments
27-February-2024: WT press release disclosing ETFS demand for strategic review
25-May-2022: Settlement between WT, Lion Point and ETFS
16-June-2023: Shareholder Meeting
20-February-2024: ETFS private letter to WT Board requested strategic review

Source: Company SEC filings; Bloomberg

The Market Has Typically Responded Unfavorably to WisdomTree Earnings Announcements



1-day change in share price following Earnings Announcement (%)

Source: Bloomberg

Since ETFS' Letter Requesting a Strategic Review Was Made Public, WT's Total Shareholder Return ("TSR") has Outperformed... Suggesting the Market Favors a Strategic Review Process



TSR Since WT's Public Response to ETFS Letter (February 26, 2024 to May 8, 2024)

Category	TSR
S&P 1500 Asset Management & Custody Banks	0.0%
Russell 2000	2.1%
Proxy Peers (Median)	0.7%
Traditional Asset Peers (Median)	0.4%
WisdomTree	18.2%

Source: Bloomberg. TSR is as of the day before WisdomTree publicized the ETFS letter

We Believe Stockholder Pressure is Required to Narrow WisdomTree's Valuation Discount. Absent Stockholder Pressure, WisdomTree's Valuation Discount Appears to Increase



Relative P/E (NTM) Multiple: WisdomTree/BlackRock

- Pre-activist campaign
- Post-2023 Annual Meeting
- Jan. 2022: ETFS and Lion Point Launch Campaign
- Feb. 2024: WT press release disclosing ETFS' demand for strategic review

- Since 2021, stockholder pressure has seemingly been a key factor in narrowing the valuation discount for WT

- In fact, during ETFS' 2022 and 2023 proxy campaigns and engagement with the Company, WT briefly traded at a valuation premium to BlackRock

Source: FactSet

Give the Board the Message –
A Truly Independent Review is Essential

- The market appears generally unimpressed by WisdomTree unless stockholders push for change

- In 2022 and 2023, three of ETFS' director nominees were elected or appointed to the Board

- The WisdomTree board only changes when pushed

- Even the "refreshed" board seems as intransigent as ever

- We believe the implication is that the board will only take the steps necessary to unlock value – critical steps like a truly independent review - if stockholders, once again, stand up and be counted by voting AGAINST Messrs. Steinberg, Neuger, and Bossone

2024 Campaign Summary

What do stockholders want?	To unlock value
How do we get it?	A truly independent strategic review
Why aren't we getting it?	A badly behaved Board because of long-tenured directors
When do we want it?	Now … we want a review, not a proxy fight
So what do we need?	A vote AGAINST the long-tenured directors



Appendix:

A Deeper Dive into WisdomTree's Struggling DeFi Strategy





WisdomTree's Foray into Direct-to-Consumer May Struggle to Gain Traction

WisdomTree PRIME ™
Introducing WisdomTree Prime.
The new digital wallet, built on blockchain, that lets you spend, save, transfer, send, and invest digital assets like bitcoin, U.S. dollar tokens, Gold tokens, and more.
Welcome back, Jono
Total Value
$59,000.00
Cash
45%
Cash Total
$5,000.00
Card
30%
Card Total
$4,000.00
Assets
25%
Asset Total
$50,000.00
Action Items
Let's set up your profile
Do more with one digital wallet.
• Save
• Spend
• Invest
• Pay back your Buddy
• Buy a Latte
Send Dollar or Gold tokens to your Mom and Dad
The images portrayed and related information are for illustrative purposes, as the WisdomTree Prime mobile phone application (the "App"), capabilities, products, digital assets, digital wallet and other services are currently under development and expected to change prior to release. Please see https://www.wisdomtreeprime.com/disclosures for additional information

Really??

Source: WisdomTree 1Q 2022 earnings presentation

In 4Q2021, WT Management Began to Talk About the Virtues of a DeFi Business


WisdomTree
PRIME™
Neobank-like Financial Services + DeFi Benefits
WisdomTree
PRIME
Spend
Debit Card Transactions
Peer-to-Peer Payments & Transfers
Save
Gold
Interest bearing Assets
Invest
Equities
Bonds
Alternatives
WisdomTree
Neither WisdomTree nor its affiliates currently plan to be a bank. Certain services are expected to be provided through banking relationships. Gold is expected to be represented by a digital token recorded on a blockchain representing ownership of physical gold. Equities, bonds, alternatives and certain other asset exposures may be provided through blockchain enabled funds or other structures.
WisdomTree – Q4/21 Results
12


Digital Assets is an Extension of our Core Capabilities
Core ETFs, ETPs & Models
Crypto ETPs, & Direct Indexing
Tokenized Assets + Blockchain Enabled Funds
WT Prime App
Core Competencies & Synergies
Brand
Culture
People
Compliance
Legal
Regulation
Research
Product Innovation
Technology
WisdomTree
WisdomTree – Q4/21 Results
11

Source: 4Q2021 Earnings Presentation

We Believe the Core ETF Business Has Failed To Deliver Promised Economies of Scale Due to Management's Focus on DeFi Initiatives, Most Notably WT Prime

WisdomTree Prime™ Goes Live, Now Available in App Stores

Personal finance app merges saving, spending, and investing, bringing tokenization and blockchain-enabled finance to the center of the consumer's financial life.

WisdomTree extends reach of Prime app, plots new features

$94 billion asset manager opens up "blockchain-enabled" consumer app to 11 more states as it plans more features like debit card connectivity

WisdomTree to leave 'no stone unturned' with new blockchain-native app: CEO

Fund group with $97 billion in assets says they have "ambitious product roadmap" for latest Prime app as tokenization gains steam

WisdomTree Prime™ Visa Debit Card Now Available to Users

The blockchain-enabled financial app merging saving, spending, and investing, launches a digital and physical card enabling users to spend outside the app


WISDOMTREE
PRIME™
The WisdomTree Prime™
Visa Debit Card
Spend From Your Digital Assets
Anywhere Visa is Accepted.
DEBIT
VISA
TOTAL VALUE
$38,755.00
The WisdomTree Prime
Visa Debit Card is issued by
Stride Bank, N.A., Member
FDIC, pursuant to a license
from Visa USA Inc.

Sources: Company Press Release July 12, 2023, Blockworks Article July 28, 2023: WisdomTree Blockchain Native, Company Press Release March 5, 2024, Blockworks Article October 11, 2023 WisdomTree Prime App New Features, Home - WisdomTree Prime

... and Bitcoin ETFs

WisdomTree applies for Bitcoin ETF, Bitcoin short sellers liquidated $58m during Tuesday rally

Eye WisdomTree's Take on Spot Bitcoin ETFs

WisdomTree Bitcoin Fund (BTCW) Makes History in First Wave of Bitcoin ETFs with Anticipated Launch Tomorrow, January 11

WisdomTree unlocks Bitcoin exposure within the ETF wrapper in the U.S., in line with the firm's leadership in "Responsible DeFi"

WisdomTree submits new filing for spot Bitcoin ETF

The company's latest filing follows an ETF application from BlackRock.

WisdomTree Bets on Adviser Adoption for Bitcoin ETF Success

Of the new spot funds, WisdomTree has so far attracted the lowest amount of AUM at roughly $12.8 million.

WisdomTree Launches Bitcoin ETF on Cboe BZX Following Landmark SEC Approval

This spot Bitcoin ETF charges no fee for the first USD $1 billion of the fund's assets.

WisdomTree has cautioned investors about the volatility of Bitcoin.

(1): https://www.dlnews.com/articles/defi/wisdomtree-follows-blackrock-applies-for-bitcoin-etf/; (2) https://cryptoslate.com/wisdomtree-submits-new-filing-for-bitcoin-etf/; (3) https://www.nasdaq.com/articles/eye-wisdomtrees-take-on-spot-bitcoin-etfs; (4) https://www.coindesk.com/business/2024/02/05/wisdomtree-bets-on-advisor-adoption-for-bitcoin-etf-success/; (5) https://www.businesswire.com/news/home/20240110905420/en/; (6) https://www.financemagnates.com/cryptocurrency/wisdomtree-lunches-bitcoin-etf-on-cboe-bzx-following-landmark-sec-approval/

And After Spending Millions on the WT Prime Initiative…

"

Our digital asset spend, which is included in the guidance just communicated, is anticipated to range from $9 million to $14 million. This includes both compensation and discretionary spending such as professional fees, marketing, product development and other related expenses. While our spend is higher than last year, run rate digital asset revenue at the end of 2022 should provide adequate air cover taking into consideration our existing crypto ETPs in Europe and direct indexing revenue. The range in spend is dependent on the timing of the WisdomTree Prime rollout and additional products and features to be launched.

"
– 4Q2021 Earnings Call

"

Digital Assets spend of $9m to $14m included in guidance (compensation & discretionary), depending upon timing of WisdomTree Prime rollout and additional products and features to be launched.

"
– 4Q2022 Earnings Call

"

Answer – Bryan J. Edmiston: And then on the cost side, the digital spend, it's embedded in our comp and discretionary spending guidance. I think from recollection, we were at $11 million to $12 million last year. High-teens is the number this year as we launch Prime. We've been disciplined in our spending. If we're going to see a significant uptick in the future, it would be because we're seeing success on the platform.

"
– 1Q2023 Earnings Call

… Stockholders Still Have No Real KPIs or Metrics to Evaluate the Adoption or Success of WT Prime

4Q2021 Earnings Call

Keith Housum, Northcoast Research Partners LLC:
Okay. I appreciate that. And then, as you kind of think about the investing here, because again it's a significant investment here, I'm sure you guys have already made in 2022. Is there a payback period where you guys see where you can perhaps be profitable in this unit? Are you two or three years away from that, you think?

Jonathan L. Steinberg: I think that's a little early for us to give guidance on. We'll see how quickly it ramps. But we are expecting. We're building this with an eye towards very strong economics and relative – strong economics relative to our ETP business.


NO ANSWER

3Q2023 Earnings Call

Chris Kotowski, Analyst, Oppenheimer & Co., Inc.
I'm thinking about it's like if you look at the first states that you were active in, is there anything that one can see in terms of the monthly trends of subscribers to Prime?

William Peck, Head-Digital Assets, WisdomTree, Inc.

Yeah, sure. Just really echoing what Jono said earlier, we've been testing out our hypotheses around marketing messaging in these states. We're getting cost per install in line with our modeled expectations. We're seeing which messaging's working and we're leaning into that. So that's really the learnings that we've gotten so far, which is, I think, a prudent use of shareholder capital at this point in time.


NO ANSWER

… Nor a Clear Understanding of What the Synergies Are between WT Prime and Core ETF Business

Adam Q. Beatty, UBS Securities LLC

I want to follow-up on kind of the flywheel effect on the synergies. … But there tends to be a mentality of Prime and tokenization being separate from the core business of WisdomTree. So maybe if you could talk a little bit about the synergies and how some of the marketing spend might help your legacy business as well? Thanks.


NO ANSWER

William Peck, Head-Digital Assets, WisdomTree, Inc.

I mean, I think that it's completely leveraging the core competencies of WisdomTree, right. A tokenized fund or tokenized asset looks very similar in a lot of ways, right, to like an exchange traded product. It's instead of being listed on the New York Stock or VIX in Switzerland, it could be listed on a kind of available on blockchain. So it's very similar core competencies to what we have. I think maybe a different distribution set right now, but it's definitely leveraging kind of what WisdomTree does today.

Jonathan L. Steinberg, Founder, Chief Executive Officer & Director, WisdomTree, Inc.

...we're just tapping into regulatory prowess, product development prowess, marketing prowess, even our engineering team, which have been building the solutions business of the core business, has been tapped and expanded to help with the user interface and other elements of the technology build of our digital assets and so synergy all along well, as well as overlapping vendor with relationship management. So those are some of the elements that come to mind in terms of how well the WisdomTree footprint was or is, we're trying to tackle the digital asset opportunity.

Source: 1Q2024 Earnings Transcript

… Or Know how to Measure Success for WT Prime Business

Michael J. Cyprys, Analyst, Morgan Stanley & Co. LLC

And just a follow up question on WisdomTree Prime, I was hoping you could maybe talk about your go-to-market strategy, talk about some of the steps that you're going to be taking to bring awareness to the offering and bring customers directly to WisdomTree. And what does sort of success look like to you as you look out over the next couple of years and understand to your earlier comment that you've been a B2C business for a bit, but maybe you could just remind us on what portion of the ETFs today are held in self-directed brokerage accounts.


NO ANSWER

William Peck, Head-Digital Assets, WisdomTree, Inc.

Yes. I'm happy to start and then if you have anything else to add to that Jono. I think it was just that – it's like you've been talking about in the past, lean marketing, focusing on digital and organic first. So that could be targeting App Store, Search Ads, things like that for people who are looking at some of the themes that we've got. A very clear example of that would be digital gold. There is a large universe of people out there who are buying gold, very appealing. A digital gold product with instant settlement is appealing to them. We want to target that user and continue to monetize that user. So that's the type of people that we're going to be targeting, in addition to the organic and press strategy that we've got going on as well. And a big piece of that has been adding features and also adding states and being available to additional people in the US. So the New York Trust Co announcement was a big part of that, being open to New York customers in the coming weeks will be a big part of that. So that's the type of marketing strategy that we're going to be leaning into.

Jonathan L. Steinberg, Founder, Chief Executive Officer & Director, WisdomTree, Inc.

And I would say from a penetration on the core business to retail, just AUM, it's something I don't have it exact, but it's sort of a $9 billion to $10 billion number. Well, yes, $9 billion number out of the total with the US being more retail-oriented than Europe.

Source: 1Q2024 Earnings Transcript

Clearly, WisdomTree Is Not Evaluating The Core ETF Business on Any Metric Other than AUM Growth

Keith Housum, Northcoast Research Partners LLC

Great. If I can follow-up there and I'm sure AUM is the easiest way to measure success in some of these new funds, but how do you guys evaluate the success of these funds outside of just AUM growth?


NO ANSWER

Robert Jarrett Lilien, President & Chief Operating Officer, WisdomTree, Inc.

…. you can talk about measuring the new launches, but our overall strategy is about growth. And so growth is about having that diversified product suite and then enhancing it with innovative launches and that's been a strategy that's been working for us very well over the last several years where we were looking to generally launch about 20 new funds a year and we're not changing that. That's sort of the pace we're looking at this year as well. And again, it's a strategy that's working well for us, as evidenced by more than three years of consistent organic growth that really is leading the industry in terms of organic growth. So it's a very sound strategy and we're continuing with it.

Jeremy David Schwartz, Global Chief Investment Officer, WisdomTree, Inc.

The only thing I would say is in addition to the individual products, we continue to launch more models and you'll hear us we talk about how to get diversified flow. It's going beyond the single ticker sale and the model portfolio business is and really the best way and we continue to launch innovative models as well. Certainly we've had a lot of success with the Siegel branded models for the big platforms and that's also part of our Prime offering is Siegel Token Fund, which is the overlap between sort of the Prime business and the traditional business and how there is synergies there, but we continue to launch very interesting new models that leverage our new fund. So I think you'll see – you could see that as another source of growth for us.

Source: Q1 2024 Earnings Transcript

After Two Years of No Real Results, The Sell Side Community Remains Skeptical



*"Except for expenses, our model does not assume any revenue from WT Prime. **We remain skeptical of any material near-term revenue contribution**, but look forward to being proven wrong."*

April 29, 2024

[WT Prime is] "a show me story, in our eyes. The expense to get it off the ground is in our numbers, but **we are not anticipating any material revenue.** Should management prove us wrong, it represents potential upside to our model. Alternatively, *if management decides to invest above any revenue from investment, it presents risk to our model."*

March 28, 2024



*"still don't have any significant numbers on the amount of funded accounts on Prime, so it is hard to say how significant it could become... **don't think the market is putting any significant value on it**."*

*"as one of the few independent ETF managers of scale, we think **the company could fetch a meaningful premium in the event of a sale**"*

April 29, 2024

Morgan Stanley

*"New digital asset initiatives could create new revenue streams longer-term, but raise the near term expense **and less clear if WT can be successful."***

April 30, 2024



Appendix:

WisdomTree ETF Business Performance versus Competitors

WisdomTree's Global ETF Ranking Has Deteriorated According to Its 10-K Disclosures

Global ETP Rankings: 2017 10-K

PROFORMA RANKING (WISDOMTREE/ETFS)		
Rank	ETP Sponsor	AUM (in billions)
1	iShares	$1,770
2	Vanguard	$910
3	State Street	$671
4	Powershares/Guggenheim/Source	$196
5	Nomura Group	$123
6	Charles Schwab	$99
7	Deutsche Bank	$99
8	Lyxor/Soc Gen	$77
9	WisdomTree/ETFS	$67
10	UBS	$59
11	First Trust	$58
12	Nikko	$57
12	Daiwa	$54

Source: Morningstar

Global ETP Rankings: 2023 10-K

GLOBAL RANKING		
Rank	ETP Sponsor	AUM ($ in billions)
1	iShares	3,552
2	Vanguard	2,505
3	State Street	1,303
4	Invesco	543
5	Charles Schwab	319
6	Nomura	230
7	Amundi	229
8	Xtrackers	207
9	First Trust	155
10	JPMorgan	153
11	Dimensional	118
12	Nikko AM	106
13	Daiwa	101
14	WisdomTree	100
15	UBS	97

Source: Morningstar

Source: WisdomTree 10-K filings

Case Study: WisdomTree Needs a Better-Balanced Portfolio

AUM Distribution of WT ETF Products
(Total AUM: $105B)



$500M - $1,000M; 16; 3%
$1B+; 22; 3%
$250M - $500M ; 19; 3%
$100M - $250M ; 28; 4%
$50M - $100M; 34; 5%
$25M - $50M; 34; 5%
Under 25M; 510; 77%

Source: WisdomTree; based on monthly AUM data on WisdomTree's website

AUM Distribution of GlobalX ETF Products
(Total AUM: $56B)



$1B+, 13, 14%
$500M - $1,000M, 6, 7%
$250M - $500M , 4, 4%
Under $25M, 31, 34%
$100M - $250M , 15, 17%
$25M - $50M, 13, 14%
$50M - $100M, 9, 10%

Source: Based on AUM data on GlobalX website

Case Study: WT's Gold ETF has Underperformed its Key Competitors

- WT's lack of focus on the core ETF business is reflected in its failure to maintain and grow AUM for the gold-related ETFs

- Since 2019, key competitors have either increased their gold-related AUM or maintained their standing. WT is the only company that suffered decline in gold-related AUM according to our research.



Gold-Related AUM

WisdomTree — 11.6% Decrease

iShares — 95.7% Increase

Invesco — 119.9% Increase

Source: Bloomberg



Appendix:

Why BlackRock Is a Good Comparable for WisdomTree

Peer Valuation: BlackRock is the Only Publicly Listed Relevant Peer for WisdomTree In our View

In USD Billions.
Total AUM: $10T



AUM

- Active 26%
- Non-ETF Index 31%
- ETFs 35%
- Cash management 8%

In USD Millions.
Total Revenue: $17,859



2023 Revenue

- Other 24%
- Active 22%
- ETFs 32%
- Non-ETF Index 6%
- Multi-asset/Alternatives 16%

- BlackRock offers managed models, similar to model portfolios offered by WisdomTree*

- ETF Revenue accounted for 31.6% of total revenue in FY23

- Adjusted Operating Margin: 41.7% in FY23

Source: BlackRock 2023 10-K as of 31 Dec. 2023
*https://s24.q4cdn.com/856567660/files/doc_presentations/2023/BlackRock-2023-Investor-Day.pdf